EXHIBIT 21.1

SUBSIDIARIES OF THE COMPANY

LISTED BELOW ARE THE DIRECT AND INDIRECT SUBSIDIARIES OF
BREEZE-EASTERN CORPORATION

Subsidiary	Jurisdiction of Incorporation

TTERUSA, Inc.	New Jersey
TT Connecticut Corporation	Connecticut
Rancho TransTechnology Corporation	California
Retainers, Inc.	New Jersey
SSP Industries	California
TransTechnology International Corporation	Delaware
TransTechnology Germany GmbH	Germany